Exhibit 99.1
Chairman’s Address — 2006 Annual General Meeting
Opening Remark
The 2006 financial year was an important one for the Commonwealth Bank. We delivered another very good financial result and made a record dividend payment to you our shareholders. The Which new Bank program has been completed, delivering significant financial benefits and productivity gains to the Bank. We have also seen a smooth transition from outgoing CEO David Murray to Ralph Norris, who has put in place a strategy which will build on the significant Which new Bank benefits.
I hope you all received the Shareholder Review. This is a new document that we prepared in response to your request for something that is better suited to the needs of our retail shareholders. We put a lot of thought into the content to ensure you still received the information that you find important. We have also produced this report with the aim of being friendly to the environment as it only contains 16 pages. Please make sure you notify the share registry if you would like to receive this document instead of the Annual Report.
Results
The year’s results have already been covered in detail in both the press and the Annual Report. Therefore I will do a fairly brief summary this morning. The full year result for the twelve months to June 2006 showed a 16 percent increase in cash net profit after tax to $4,053 million. Cash return on equity increased from 18.8 percent to 21.3 percent.
Some of the highlights of this result were:
•	Strong growth in banking income underpinned by profitable growth across all major product lines;

•	Wealth Management saw a substantial increase in Funds under Administration, to $152 billion, reflecting robust inflows and continued strength in investment markets;

•	Insurance achieved an increase in insurance premiums, operating margins and a favourable claims experience;

•	Strong growth in earnings from ASB in the competitive New Zealand market;

•	Following successful conclusion of Which new Bank, good progress made on strategic priorities set by Ralph Norris, which Ralph will discuss in more detail later;

•	Sound expense management and continued productivity improvements; and

•	Continued strength in credit quality across the whole portfolio.

Dividend
The Board again declared a record dividend on the back of this strong result. The dividend paid for the full financial year was $2.24 fully franked, up from $1.97 last year. The dividend payout ratio was 71 percent, or if you exclude the Hong Kong sale, 74 percent. Over the last three years dividends have grown at an annual compound rate of 13 percent.
Capital Management
In managing our capital, our primary objectives are to:
•	ensure sufficient capital is available to support the business growth,

•	meet regulatory capital requirements,

•	maintain an AA- credit rating,

•	minimise the cost of capital and

•	improve EPS and ROE so as to maximise shareholder value.
We have undertaken a number of capital initiatives in this regard.
The Board has also made amendments to the Bank’s DRP rules, including the ability for the Directors to nominate a discount up to 2.5% to the DRP price and removal of the 10,000 share cap on the DRP. These changes will be effective in this current financial year.
Corporate Governance and Board
Your Board takes governance responsibilities very seriously and we are continuously planning for the future needs of the Bank. Specific criteria for director appointments have been developed aimed at creating a Board capable of challenging, stretching and motivating management so they can achieve sustained outstanding performance. The Board has also in place a process for annually reviewing its own performance, policies and practices and the performance of each individual director.
I would like to thank my fellow Directors for their contribution and commitment this year. I would especially like to acknowledge the contribution of Tony Daniels and Barbara Ward who retire from the Board today.
Tony and Barbara have served as Directors during a period when the Bank has undergone considerable change. Their contributions to the functions of the Board have been significant and their expert insights into the specific issues dealt with by the People & Remuneration Committee and the Risk Committee (of which Tony has been a member) and the Audit Committee and Risk Committee (on which Barbara has served) have been a great assistance in dealing with complex issues covered by those Committees. I am sure you join me in wishing Tony and Barbara all the best in the future.

We have recently announced the appointment of two new Directors. David Turner, CEO of Brambles, and Jane Hemstritch, Managing Director for Asia Pacific, Accenture. David joined effective 1 August 2006 and Jane joined effective 9 October 2006. Our two new Directors, along with Carolyn Kay, Warwick Kent and Fergus Ryan, are all up for election at this meeting so I will outline the experience they bring to the Board later in the meeting.
Conclusion
This has been a challenging year for the Bank. We have witnessed significant change with the appointment of Ralph as CEO and with the successful completion of Which new Bank. I would like to thank both David Murray and Ralph Norris for their contributions as CEO during the financial year and congratulate them on the way they managed a smooth and successful transition. The fact that we have been able to maintain the momentum in the business and again deliver a very good financial result is also a tribute to the commitment and hard work of all of our people. It is our employees who deliver our success and they deserve to be congratulated for their efforts.
Finally, I would like to thank our customers and shareholders for their continuing support of the Commonwealth Bank.
I now hand over to Ralph.

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